UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No.  )*


                             Phase III Medical, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    71721N108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Robert J. Aholt, Jr.
                               20128 Cavern Court
                            Saugus, California  91390
                                  310-748-1734
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 13, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         71721N108
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                       Aholt, Jr. Family Trust dated 2/17/97
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b)
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   United States
--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:           7,282,913*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:      7,282,913*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:  7,282,913*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   18.4%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   OO
--------------------------------------------------------------------------------

* Aholt, Jr. Family Trust dated 2/17/97, a trust organized under the laws of the State of California (the "Trust"), acquired 7,282,913 shares of common stock, par value $0.001 per share (the "Common Stock"), of Phase III Medical, Inc., a Delaware corporation (the "Company"), pursuant to the Subscription Agreement, dated as of September 13, 2004, between the Trust and the Company, as amended, modified or supplemented. Robert J. Aholt, Jr., as the trustee of the Trust, is deemed to beneficially own 7,282,913 shares of Common Stock, or 18.4% of the outstanding shares of Common Stock.

Cusip No.         71721N108
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                       Robert J. Aholt, Jr.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b)
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   United States
--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:           7,282,913* **
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:      7,282,913* **
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:  7,282,913* **
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   18.4%* **
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   IN, HC
--------------------------------------------------------------------------------

* Aholt, Jr. Family Trust dated 2/17/97, a trust organized under the laws of the State of California (the "Trust"), acquired 7,282,913 shares of common stock, par value $0.001 per share (the "Common Stock"), of Phase III Medical, Inc., a Delaware corporation (the "Company"), pursuant to the Subscription Agreement, dated as of September 13, 2004, between the Trust and the Company (as amended, modified or supplemented, the "Subscription Agreement"). Robert J. Aholt, Jr. ("Mr. Aholt"), as the trustee of the Trust, is deemed to beneficially own 7,282,913 shares of Common Stock.

** Pursuant to the terms of the Subscription Agreement, the parties agreed that upon maturity of a promissory note made by the Company in favor of Mr. Aholt on August 30, 2004 (the "Note"), the Company will repay the Note in shares of Common Stock, at a per share conversion price equal to 85% of the average of the closing price of one share of Common Stock on the National Association of Securities Dealers, Inc. Over-the-Counter Bulletin Board (the "Bulletin Board") for the five (5) days immediately preceding the maturity date of the Note, or, if the Common Stock is not then traded on the Bulletin Board, at 85% of fair market value as determined by the Board of Directors of the Company. The Note, which was made in the principal amount of $100,000, bears interest at a rate of 20% per annum and matures on February 28, 2005. Shares of Common Stock reported in this Schedule 13D as beneficially owned by Mr. Aholt do not include shares to which Mr. Aholt is entitled upon maturity of the Note.

Item 1.   Security and Issuer
          -------------------

          This statement on Schedule 13D (the "Schedule 13D") relates to shares of common stock, $0.001 par value (the "Common Stock"), of Phase III Medical, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 330 South Service Road, Suite 120, Melville, New York 11747.


Item 2.   Identity and Background
          -----------------------

          This Schedule 13D is being jointly filed by Aholt, Jr. Family Trust dated 2/17/97 (the "Trust") and Robert J. Aholt, Jr. ("Mr. Aholt"), the trustee of the Trust. The Trust was organized under the laws of the State of California, and Mr. Aholt is a citizen of the United States. The business address of each of the Trust and Mr. Aholt is 20128 Cavern Court, Saugus, California 91390. Mr. Aholt currently serves as the Chief Operating Officer of the Company. The Company's principal executive offices are located at 330 South Service Road, Suite 120, Melville, New York 11747.

          Neither the Trust nor Mr. Aholt has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Pursuant to the Subscription Agreement, dated September 13, 2003, between the Company and the Trust (as amended, modified or supplemented, the "Subscription Agreement"), the Trust acquired 7,282,913 shares of Common Stock (the "Trust Shares"). The Trust paid an aggregate of $650,000 for the Trust Shares out of the Trust's funds.

          Pursuant to the terms of the Subscription Agreement, the parties agreed that upon maturity of a promissory note made by the Company in favor of Mr. Aholt on August 30, 2004 (the "Note"), the Company will repay the Note in shares of Common Stock (the "Aholt Shares"), at a per share conversion price equal to 85% of the average of the closing price of one share of Common Stock on the National Association of Securities Dealers, Inc. Over-the-Counter Bulletin Board (the "Bulletin Board") for the five (5) days immediately preceding the maturity date of the Note, or, if the Common Stock is not then traded on the Bulletin Board, at 85% of fair market value as determined by the Board of Directors of the Company. The Note, which was made in the principal amount of $100,000, bears interest at a rate of 20% per annum and matures on February 28, 2005. Mr. Aholt loaned the principal amount of the Note to the Company with funds from the Trust.


Item 4.   Purpose of Transaction
          ----------------------

          The acquisition of the Trust Shares and the Aholt Shares by each of the Trust and Mr. Aholt, respectively, are for investment purposes.

          On September 13, 2004, simultaneously with the execution of the Subscription Agreement, the Company and Mr. Aholt entered into a letter agreement (the "Letter Agreement"), pursuant to which the Company appointed Mr. Aholt as its Chief Operating Officer. Subject to the terms and conditions of the

Letter Agreement, the term of Mr. Aholt's employment in such capacity will be for a period of three (3) years from September 13, 2004 (the "Term"). In consideration for Mr. Aholt's services under the Letter Agreement, Mr. Aholt will be entitled to receive a monthly salary of $4,000 during the first year of the Term, $5,000 during the second year of the Term, and $6,000 during the third year of the Term. In further consideration for Mr. Aholt's services under the Letter Agreement, on January 1, 2005 and on the first day of each calendar quarter thereafter during the Term, Mr. Aholt will be entitled to receive shares of Common Stock with a "Dollar Value" of $26,750.00, $27,625.00 and $28,887.50, respectively, during the first, second and third years of the Term. The per share price (the "Price") of each share granted to determine the Dollar Value will be the average closing price of one share of Common Stock on the Bulletin Board (or other similar exchange or association on which the Common Stock is then listed or quoted) for the five (5) consecutive trading days immediately preceding the date of grant of such shares; provided, however, that if the Common Stock is not then listed or quoted on an exchange or association, the Price will be the fair market value of one share of Common Stock as of the date of grant as determined in good faith by the Board of Directors of the Company. The number of shares of Common Stock for each quarterly grant will be equal to the quotient of the Dollar Value divided by the Price. The shares granted will be subject to a one year lockup as of the date of each grant.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          As of September 13, 2004, there were 39,651,873 shares of Common Stock outstanding. As of such date, the Trust beneficially owned an aggregate of 7,282,913 shares of Common Stock, or 18.4% of the outstanding shares of Common Stock. As the trustee of the Trust, Mr. Aholt is deemed to be the beneficial owner of 7,282,913 shares of Common Stock, or 18.4% of the outstanding shares of Common Stock, excluding the Aholt Shares, and has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock beneficially owned by the Trust.

          Except as described in Item 3 of this Schedule 13D, during the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Trust or Mr. Aholt or any person or entity controlled by the Trust or any person or entity for which the Trust possesses voting control over the securities thereof. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Trust or any person or entity controlled by Trust or any person or entity for which the Trust possesses voting control over the securities thereof.

          No other person is known by the Trust or Mr. Aholt to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Trust.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
        ------------------------------------------------------------------------

          Except as otherwise disclosed in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Trust, Mr. Aholt and any other individual or entity.

          The descriptions of the agreements described in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference to this Schedule 13D as exhibits pursuant to Item 7 hereof.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

          1. Subscription Agreement, dated September 13, 2004 between Phase III Medical, Inc. and Aholt, Jr. Family Trust Dated 2/17/97, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities Exchange Commission on September 16, 2004.

          2. Promissory Note made by the Company in favor of Robert Aholt, Jr., incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities Exchange Commission on September 16, 2004.

          3. Letter Agreement, dated September 13, 2004, between Phase III Medical, Inc. and Robert Aholt, Jr., incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 16, 2004.

          4. Schedule 13D Joint Filing Agreement, dated September 23, 2004, between Aholt, Jr. Family Trust Dated 2/17/97 and Robert J. Aholt, Jr. (filed herewith).

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 23, 2004

                                           AHOLT, JR. FAMILY TRUST DATED 2/17/97


                                       By: /s/ Robert J. Aholt, Jr.
                                          --------------------------------------
                                               Robert J. Aholt, Jr., Trustee





                                           /s/ Robert J. Aholt, Jr.
                                           -------------------------------------
                                               Robert J. Aholt, Jr.



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                                       EXHIBIT 4
                                                                       ---------


                       SCHEDULE 13D JOINT FILING AGREEMENT

          Reference is hereby made to the Schedule 13D (the "Schedule 13D") with respect to the beneficial ownership by the undersigned of shares of common stock, $0.001 par value per share, of Phase III Medical, Inc., a Delaware corporation, which is being filed with the Securities and Exchange Commission on or about the date hereof on behalf of the undersigned.

          Each of the undersigned hereby agrees that the Schedule 13D is being filed jointly on behalf of each of them pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended. Each of the undersigned agrees that such person is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

          This Schedule 13D Joint Filing Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.


          IN WITNESS WHEREOF, the undersigned have caused this Schedule 13D Joint Filing Agreement to be signed as of September 23, 2004.


                                           AHOLT, JR. FAMILY TRUST DATED 2/17/97




                                       By: /s/ Robert J. Aholt, Jr.
                                          --------------------------------------
                                               Robert J. Aholt, Jr., Trustee





                                           /s/ Robert J. Aholt, Jr.
                                           -------------------------------------
                                               Robert J. Aholt, Jr.